EXTEN VENTURES, INC.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Exten Ventures, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of Exten Ventures, Inc. by a meeting of its members on July 29, 1991, filed with the minutes of the Board, duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article 1 of the corporation's Certificate of Incorporation be and it hereby is amended and restated in its entirety to read as follows:

"The name of the corporation (hereinafter called the "Corporation") is EXTEN INDUSTRIES, INC."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said Corporation was duly called and held on July 29, 1991, in accordance with the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute was voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Exten Ventures, Inc. has caused this certificate to be signed by Howard Brand, its President, and attested by Betty Ann Myers, its Assistant Secretary, this 31 day of July, 1991.

Exten Ventures, Inc. Howard Brand, President
Betty Ann Myers, Assistant Secretary